DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/08/08

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ]

b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
________________________________________________________________

7. SOLE VOTING POWER
1,711,826

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,711,826
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,711,826

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
14.64%

14. TYPE OF REPORTING PERSON
IA
________________________________________________________________

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of Morgan Stanley High Yield Fund ("MSY" or the "Issuer").
The principal executive offices of MSY are located at Morgan Stanley
1221 AVENUES OF THE AMERICAS
8TH FLOOR
NEW YORK NY 10020


Item 2. IDENTITY AND BACKGROUND
 This statement is filed on behalf of Bulldog Investors General Partnership ("BIGP"), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.Each of the above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Shares of MSY have been accumulated on behalf of managed accounts. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.


ITEM 4. PURPOSE OF TRANSACTION
The filing group will consider whether to take actions intended to afford all shareholders an opportunity to realize net asset value for their shares. Such actions may include submitting a shareholder proposal, seeking representation on the issuers board of directors and conducting a tender offer to acquire additional shares.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on March 10, 2008, 11,690,718 shares were outstanding as of December 31, 2007.
The percentages set forth in item 5 was derived using such number.

a) BIGP and other accounts managed by Phillip Goldstein beneficially own an aggregate of 1,711,826 shares of MSY or 14.64% of the outstanding shares.

b) Power to vote and dispose of securities resides either with Mr. Goldstein or clients.

c) During the past 60 days the following shares of MSY were purchased, unless previously reported (there were no sales):

Trade Date	Quantity	Price
5/23/08		1,726		$5.59
6/02/08		15,000		$5.57
6/03/08		6,295		$5.57
6/09/08		299,000		$5.56
6/10/08		31,900		$5.56
6/11/08		12,934		$5.54
6/12/08		400		$5.53
6/18/08		5,000		$5.53
6/19/08		6,100		$5.50
6/20/08		18,028		$5.43
6/23/08		6,600		$5.47
6/27/08		900		$5.35
6/30/08		3,000		$5.32
7/01/08		9,100		$5.27
7/02/08		7,100		$5.28
7/03/08		100		$5.25
7/07/08		3,000		$5.22
7/08/08		196,925		$5.12
7/08/08		888		$5.15
7/08/08		24,112		$5.15
7/11/08		1,500		$5.13
7/14/08		46,800		$5.13


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA



Dated: 7/08/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP